RANDGOLD RESOURCES (LSE: RRS) (Nasdaq: GOLD)

ANNOUNCEMENT OF Q1 RESULTS – TUESDAY 8 MAY 2007

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* RELEASE

The Q1 results will be released electronically on Tuesday 8 May 2007 at 07:00 UK time when the full results will also be published on our website at www.randgoldresources.com.  The PowerPoint presentation will be available on the site from 11:30 UK time.

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* GROUP PRESENTATION – LONDON

Date:

Tuesday 8 May 2007

Time:

11:45 for 12:00 (followed by a finger lunch)

Venue: Nasdaq, 6th Floor, 120 Old Broad Street, London, EC2N 1AR

If you wish to attend the above presentation, please contact Kathy du Plessis at randgoldresources@dpapr.com or on +27 11 728 4701.

SIMULTANEOUS AUDIO WEBCAST OF PRESENTATION

A live Audio Webcast of the presentation to analysts will be available on the company’s website from 12:00 UK time (13:00 SA) and will remain on the site for later viewing.

QUESTIONS

Submit any questions relating to the results to randgoldresources@dpapr.com and you will receive a prompt response.

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* CONFERENCE CALL – INTERNATIONAL INVESTOR CALL

16:00 UK * 11:00 Eastern * 08:00 Pacific * 17:00 Central Europe and South Africa

DIAL-IN NUMBERS - LIVE CALL Access code ‘RANDGOLD RESOURCES’

UK – Toll-free 0800 917 7042

USA – Toll 1-412 858 4600, Toll-free 1-800 860 2442

Canada  – Toll-free 1-866 519 5086

Europe – Toll +41 916 105 600, Toll-free +800 246 78 700

Australia – Toll-free 1-800 350 100

South Africa – Toll  011 535 3600, Toll-free  0800 200 648

OPTION - WE CALL YOU

If you wish us to call you for the conference call, please contact us (details below)

PLAYBACK – (replay available 2 hours after the call, for 48 hours) Access Code 2649#

UK – 0808 234 6771

USA and Canada  – 1 412 317 0088

Europe – +41 91 612 4330

South Africa –  011 305 2030

TRANSCRIPT

Please advise us by e-mail or fax, with your details, if you would like to be sent a copy of the transcript of the conference call.

If you no longer wish to receive information on Randgold Resources please advise us by e-mail or fax (details below).

Enquiries:  Kathy du Plessis

Randgold Resources Investor and Media Relations

randgoldresources@dpapr.com

Tel +27 11 728 4701, Mobile +27 (0)83 266 5847, Fax +27 11 728 2547

www.randgoldresources.com